UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)

Huntsman Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

447011 10 7

(CUSIP Number)

David M. Stryker, 10003 Woodloch Forest Drive, The Woodlands, Texas 77380, (281) 719-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). The Huntsman Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 15,109,656 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 15,109,656 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,109,656 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Huntsman Family Holdings Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 9,922,466 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 9,922,466 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,922,466 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). P&B Capital, L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 933,328 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 933,328 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 933,328 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Jon M. Huntsman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 25,032,122 shares of Common Stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 25,032,122 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,032,122 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 447011 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Peter R. Huntsman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,032,720 shares of Common Stock

	8.	Shared Voting Power 933,328 shares of Common Stock

	9.	Sole Dispositive Power 4,032,720 shares of Common Stock

	10.	Shared Dispositive Power 933,328 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,966,048 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.1%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

This Statement on Schedule 13D, as amended as of the date hereof (this “Statement”), is being jointly filed by each of the following persons: (i) The Huntsman Foundation, a Utah nonprofit corporation (“Huntsman Foundation”); (ii) Huntsman Family Holdings Company LLC, a Utah limited liability company (“Huntsman Family Holdings”); (iii) P&B Capital, L.C., a Utah limited liability company (“P&B”); (iv) Jon M. Huntsman (“J. Huntsman”); and (v) Peter R. Huntsman (“P. Huntsman”). Huntsman Foundation, Huntsman Family Holdings, P&B, J. Huntsman, and P. Huntsman are referred to collectively as the “Reporting Persons.”  In this Schedule 13D, the “Company” refers to Huntsman Corporation, a Delaware corporation, and “Shares” refers to shares of Common Stock, $0.01 par value per share, of the Company.

This Statement is filed pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to reflect a change aggregating more than one percent (1%) in the beneficial ownership of the outstanding Shares in which the Reporting Persons may be deemed to have a beneficial interest.  Except as amended and supplemented hereby, the amended and restated Schedule 13D (Amendment No. 14) filed by the Reporting Persons on May 30, 2017 (the “A&R Schedule 13D”) remains in full force and effect and should be read together with this Statement. Unless otherwise indicated herein, all capitalized terms used herein shall have the meanings given to them in the A&R Schedule 13D.

Item 2. Identity and Background.

The second paragraph of Item 2 is deleted in its entirety and restated as follows:

Huntsman Foundation’s principal business is to support the Huntsman Cancer Institute (HCI) of the University of Utah. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Huntsman Foundation are set forth in Schedule A.

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and restated as follows:

(a)   (i)            Aggregate number of shares beneficially owned: See Row 11 of cover page for each Reporting Person.

(ii)           Percentage: See Row 13 of cover page for each Reporting Person.

(b)   (i)            Sole power to vote or to direct vote: See Row 7 of cover page for each Reporting Person.

(ii)           Shared power to vote or to direct vote: See Row 8 of cover page for each Reporting Person.

(iii)          Sole power to dispose or to direct the disposition: See Row 9 of cover page for each Reporting Person.

(iv)          Shared power to dispose or to direct disposition: See Row 10 of cover page for each Reporting Person.

(c)   The Reporting Persons engaged in the following transactions with respect to the Shares within the last 60 days:

(i)            J. Huntsman sold 383,610 Shares into the open market at a weighted average price of $31.58 per Share on October 30, 2017. The sales were completed in accordance with Rule 144 under the Securities Act of 1933, as amended.

(ii)           Huntsman Family Holdings sold (a) 116,390 Shares into the open market at a weighted average price of $31.65 per Share on October 30, 2017, (b) 100,000 Shares into the open market at a weighted average price of $32.32 per Share on November 1, 2017, and (c) 200,000 Shares into the open market at a weighted average price of $31.36 per Share on November 7, 2017. These open market sales were completed in accordance with Rule 144 under the Securities Act of 1933, as amended.

(iii)          Huntsman Foundation sold (a) 1,500,000 Shares into the open market at a weighted average price of $31.53 per Share on October 30, 2017, (b) 500,000 Shares into the open market at a weighted average price of $31.87 per Share on October 31, 2017, (c) 257,211 Shares into the open market at a weighted average price of $32.27 per Share on November 1, 2017, and (d) 275,200 Shares into the open market at a weighted average price of $31.21 per Share on November 21, 2017. These open market sales were completed in accordance with Rule 144 under the Securities Act of 1933, as amended.

(d)   Not applicable.

(e)   Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 30, 2017	THE HUNTSMAN FOUNDATION

	By:	*
	Name:	Jon M. Huntsman
	Title:	Chairman

HUNTSMAN FAMILY HOLDINGS COMPANY LLC

	By:	*
	Name:	Jon M. Huntsman
	Title:	President

P&B CAPITAL, L.C.

	By:	*
	Name:	Peter R. Huntsman
	Title:	Manager

*
Jon M. Huntsman

*
Peter R. Huntsman

	*By:	/s/ Ronald G. Moffitt
Ronald G. Moffitt
Attorney-in-fact

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
THE HUNTSMAN FOUNDATION

The name and titles of the executive officers and directors of The Huntsman Foundation, a Utah nonprofit corporation and their principal occupations are set forth below. Unless otherwise indicated in the Statement, each such person is a United States citizen and the business address of each such person is 500 Huntsman Way, Salt Lake City, Utah 84108.

Name	Principal Occupation

Jon M. Huntsman	Executive Chairman of Huntsman Corporation

Karen H. Huntsman	Retired

David H. Huntsman	Self-employed

Peter R. Huntsman	President and Chief Executive Officer and director of the Huntsman Corporation

Christena Huntsman Durham	Retired

Christopher H. Huffman	Self-employed

Paul C. Huntsman	Self-employed

James H. Huntsman	Self-employed

Jennifer Huntsman Parkin	Retired

Thomas E. Muir	Vice President of Huntsman Corporation

Ronald G. Moffitt	Attorney